82-1711

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com

04035182

FOSTER'S
GROUP
Inspiring Global Enjoyment

For your information as released to The Australian Stock Exchange.

SUPPL

Foster Brewing

With Compliments

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
Foster's Group Limited	**49 007 620 886**

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	**On market**
2	Date Appendix 3C was given to ASX	**22/12/2003**

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	**Previous day 11 June 2004**
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	8,223,809	233
4	Total consideration paid or payable for the shares	$36,354,161	$1,088

		Before previous day	**Previous day**
5	If buy-back is an on-market buy-back	Highest price paid: $4.45 Date: 29 Mar 2004 Lowest price paid: $4.33 Date: 06 Apr 2004	Highest price paid: $4.67 Lowest price paid: $4.67 Highest price allowed under rule 7.33: $4.90

dle 7/6

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	191,775,958

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 15 June 2004
Robert Dudfield - Assistant Company Secretary

Print name: ....

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